FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

RELEVANT FACT

The following was filed under Item 8 Schedule 14D-9/A on February 15, 2007.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

Item 8 is amended by adding the following:

(j)    Caja Madrid's Involvement in the Financing of the E.ON Offer

On February 14, 2007, Caja Madrid filed with the SEC an amendment to its ownership report on Schedule 13D with respect to Endesa containing the following information regarding Caja Madrid's involvement in the financing of the E.ON Offer: "In order to finance the [E.ON] Offer, E.ON entered into a Syndicated Term and Guarantee Facility Agreement, dated as of February 20, 2006. The financing of the [E.ON] Offer was subsequently renegotiated and E.ON entered into a new Syndicated Term Loan and Guarantee Facility Agreement, dated October 16, 2006, which replaced the original facility agreement. The bank syndicate under both facility agreements was and is comprised of approximately 24 international banks and Caja Madrid’s participation in each facility constitutes less than 5% of the amount available under such facility. A copy of the new facility agreement has been filed as [an exhibit to the amendment filed by Caja Madrid]. The purpose of the facility agreement is to finance the [E.ON] Offer and costs relating thereto as well as for the repayment of indebtedness of Endesa and for onlending funds to Endesa for such purposes."

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDESA, S.A.

Dated: February 16, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations